File No. 70-09641

                            (As filed March 29, 2002)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 11)

                                  ON FORM U-1/A
                             APPLICATION/DECLARATION

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                                                     Eastern Enterprises
Brooklyn Union Gas Company                                              EE Acquisition Company, Inc.
  and its subsidiary companies                                          EEG Acquisition Company, Inc.
KeySpan Energy Corporation                                              Eastern Associated Securities Corp.
  and its subsidiary companies                                          Eastern Energy Systems Corp.
KeySpan Electric Services LLC                                           Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC                                    Eastern Urban Services, Inc.
KeySpan Technologies Inc.                                               Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary                                    PCC Land Company, Inc.
   companies                                                            Philadelphia Coke Co., Inc.
One MetroTech Center                                                    Water Products Group Incorporated
Brooklyn, New York  11201                                               Western Associated Energy Corp.
KeySpan Gas East Corporation                                            9 Riverside Road
KeySpan Generation LLC                                                  Weston, Massachusetts  02493
KeySpan Corporate Services LLC                                          Boston Gas Company and its
KeySpan Utility Services LLC                                                  subsidiary companies
Marquez Development Corp.                                               Essex Gas Company and its subsidiary companies
Island Energy Services Company, Inc.                                    Colonial Gas Company and its
LILCO Energy Systems, Inc.                                                   subsidiary companies
175 East Old Country Road                                               One Beacon Street
Hicksville, New York  11801                                             Boston, Massachusetts  02108
KeySpan-Ravenswood Inc.                                                 Midland Enterprises Inc., and its
KeySpan-Ravenswood Services Corp.                                             subsidiary companies

38-54 Vernon Boulevard                                                  300 Pike Street
Long Island City, New York  11101                                       Cincinnati, Ohio  45202

KeySpan Services, Inc., and its                                         ServicEdge Partners, Inc.
       subsidiary companies                                             AMR Data Corporation
Octagon 10 Office Building                                              62 Second Avenue
1719 Route 10, Suite 108                                                Burlington, Massachusetts  01803
Parsippany, New Jersey 07054                                            EnergyNorth Natural Gas, Inc.
KeySpan Energy Trading Services LLC                                     Broken Bridge Corporation
100 East Old Country Road                                               EnergyNorth Realty, Inc
Hicksville, New York 11801                                              1260 Elm Street
KeySpan Energy Supply LLC                                               P.O. Box 329
14-04 111th Street                                                      Manchester, New Hampshire  03105
College Point, New York  11356
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

 (Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                            Executive Vice President
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201


             ------------------------------------------------------

                     (Name and address of agent for service)











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                       POST EFFECTIVE AMENDMENT NO. 11 TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           By order dated November 7, 2000, in File No. 70-9641 as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission has determined that KeySpan Corporation's ("KeySpan") plan for the coordination of the operations of the gas supply departments of the KeySpan Gas System1 through the joint and coordinated management of the gas supply function for all of the system's gas utility subsidiaries is consistent with the economical and efficient development of an integrated public-utility system as required by section 10(c)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). In connection with this determination, KeySpan indicated in the underlying application that the gas assets owned by the KeySpan Gas System companies would be operated and managed jointly by a single entity. In addition, KeySpan has undertaken to file a post effective amendment (the "Post Effective Amendment") by March 31, 2002, which would describe and seek approval of its coordinated gas operation. KeySpan now requests approval of its proposed coordinated gas operation as described in the underlying application and incorporated by reference herein. In order to facilitate the Commission's review of this request, a brief description of the coordinated gas operation is set forth below. Except as otherwise provided herein, all capitalized terms herein have the meaning set forth in the Financing Order.

Coordinated Gas Operation Plan

           Currently, the gas assets of the New York Gas Utilities2 and the gas assets of the Massachusetts Utilities3 currently are subject to two separate management agreements, which, under their current terms, expire on March 31, 2002 and October 31, 2002, respectively. KeySpan intends to enter into a single asset management agreement with one company acting as manager of the gas assets of both the New York Gas Utilities and the Massachusetts Utilities or, alternatively, to engage one of our approved service companies to provide such coordinated gas management services. The gas supply portfolios (including firm supply, transportation and storage assets) of the New York Gas Utilities and the Massachusetts Utilities will be jointly managed in a coordinated way, consistent with the limitations imposed on the New York Gas Utilities by reason of the "two county" rule of Section 103 of the Internal Revenue Code.4 This will enable the two systems to achieve greater
-------------------

     1 The KeySpan Gas System refers to the combined gas properties of the New York Gas Utilities and the Massachusetts Utilities.

     2 The New York Gas Utilities collectively refer to KeySpan Energy Delivery New York and KeySpan Energy Delivery Long Island.

     3 The Massachusetts Utilities collectively refer to the Boston Gas Company, Colonial Gas Company, Essex Gas Company and EnergyNorth Natural Gas, Inc.

     4 The "two county" rule set forth in the Internal Revenue Code, and the rules and regulations issued thereunder, generally provides that holders of certain bonds may exclude from their computation of gross income, the interest they receive on such bonds if the bonds were issued to finance facilities for the local furnishing of gas in a service territory located in no more than two contiguous counties or in one city and one contiguous county. KeySpan New York has issued tax exempt local furnishing bonds in reliance on the "two county" rule. Notwithstanding the two county rule, KeySpan anticipates that it will be able to achieve the fuel management coordination benefits described herein with respect to all of the gas utilities in its holding company system.

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efficiencies through asset optimization, either jointly or together in conjunction with a third-party manager's other assets, in order to enhance opportunities to minimize gas costs as well as to generate additional value. At a minimum, the combined systems, by offering economies of scale and a larger asset portfolio, may be able to negotiate an optimal third-party management arrangement. For example, as a result of the increased diversity of the combined portfolios, the combined companies will have, or can offer, increased price arbitrage opportunities to maximize revenues and reduce costs.

           In addition, the joint company will be able to maximize the benefits of deregulation. Depending on how the various state unbundled transportation programs evolve, the combined companies will have greater opportunities to maximize efficiencies to reduce gas costs as they decontract assets previously contracted for to provide bundled sales service. Also the flexibility and reliability of the unbundled transportation and balancing services that the combined companies provide to the firm transportation customers will be further enhanced by the increased diversity and operational flexibility offered by combined portfolios. Furthermore, there will be new opportunities to provide products and services in the deregulated market that will yield additional value through the combined utility assets.

           Finally, both the New York Gas Utilities and the Massachusetts Utilities rely on the Altra Gas Management System ("AGM System"), using the same products acquired from the same vendor. The AGM System is a software program that tracks activities such as purchases, sales and invoicing. The systems currently employed by the New York Gas Utilities and the Massachusetts Utilities will be integrated, enhancing the ability to coordinate the gas supply functions of all the utilities associated with the New York Gas Utilities and the Massachusetts Utilities.

Implementation of Coordinated Gas Operation

     In connection with the foregoing and in the interests of its utility customers, KeySpan intends to implement the coordinated gas operation plan on April 1, 2003, rather than October 31, 2002. Accordingly, each of the existing asset management agreements will be amended to extend their term until March 31, 2003. November 1 marks the beginning of KeySpan's high demand period due to the developing winter season, whereas April 1 marks the beginning of KeySpan's low demand period. KeySpan believes it is in the best interests of its utility customers for it to implement its consolidated gas management plan at the beginning of the low demand period because the single manager of the coordinated gas operation would then have the benefit of properly planning for the winter peak season. On the other hand, lack of proper planning at the outset of the high demand period could create increased volatility in KeySpan's operations if it were required to commence a new coordinated gas operation at that time. Such increased volatility could result in increased costs to KeySpan, service fluctuations and possible cost increases for consumers.

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           However, by commencing its proposed coordinated gas operation plan at the outset of its low demand period beginning in April, KeySpan would have the resources available to plan an appropriate transition and the opportunity to allow the new manager to appropriately study the supply needs of its customers for the winter peak season. Such a transition would substantially reduce the risk of service fluctuations and consumer cost increases. In addition, in allowing this transition to commence on April 1, 2003, KeySpan will be able to maximize the benefits of the economies and efficiencies of a combined gas operation system through asset optimization, increased arbitrage opportunities and gas cost savings associated with increasing synergies.



                                    SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.

                                           KEYSPAN CORPORATION

                                           /s/Steven L. Zelkowitz
                                           -----------------------------
                                           Steven L. Zelkowitz
                                           Executive Vice President and General
                                           Counsel



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